Filed Pursuant to Rule 424(B)(3)
File No. 333-126079
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated June 29, 2005)
HEI, INC.

1,832,532 Shares of
Common Stock

        This prospectus supplement no. 2 supplements information contained in our prospectus dated June 29, 2005, as amended and supplemented from time to time. The prospectus relates to the resale of up to 1,832,532 shares of our common stock by the selling shareholders named in the prospectus.
      You should read this prospectus supplement no. 2 in conjunction with the prospectus as amended and supplemented from time to time. This prospectus supplement no. 2 is not complete without, and may not be delivered or utilized except in connection with, the prospectus including any amendments or supplements to the prospectus.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or Prospectus. Any representation to the contrary is a criminal offense.

Recent Developments
      On July 12, 2005, we filed our quarterly report on Form 10-Q for the quarter ended May 28, 2005, referred to as the 2005 Third Quarter 10-Q. The contents of the 2005 Third Quarter 10-Q are attached to this prospectus supplement no. 2 and are incorporated into this prospectus supplement no. 2 by reference.
The date of this Prospectus Supplement is July 12, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended May 28, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission File Number 0-10078
HEI, Inc.
(Exact name of Registrant as Specified in Its Charter)

Minnesota	41-0944876
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

PO Box 5000, 1495 Steiger Lake Lane, Victoria, MN (Address of principal executive offices)	55386 (Zip Code)
Registrant’s telephone number, including area code
(952) 443-2500
      Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑
      As of June 30, 2005 — 8,394,187 Common Shares, par value $.05 per share, were outstanding.

PART I. FINANCIAL INFORMATION

Item 1.	Financial Statements
Consolidated Balance Sheets

	May 28,	August 31,
	2005	2004

	(Unaudited)	(Audited)
	(In thousands, except per
	share and share data)
ASSETS
Current assets:
Cash and cash equivalents	$508	$200
Restricted cash	—	481
Accounts receivable, net of allowance for doubtful accounts of $140 and $121, respectively	8,330	6,770
Inventories	8,315	6,787
Other current assets	960	1,221

Total current assets	18,113	15,459

Property and equipment:
Land	216	216
Building and improvements	4,323	4,323
Fixtures and equipment	22,936	21,432
Accumulated depreciation	(20,323)	(18,580)

Net property and equipment	7,152	7,391

Developed technology, less accumulated amortization of $292 and $231, respectively	93	185
Security deposits	1,580	1,580
Other long-term assets	511	497

Total assets	$27,449	$25,112

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Line of credit	$—	$1,310
Current maturities of long-term debt	433	403
Accounts payable	5,973	5,663
Accrued liabilities	4,448	4,669

Total current liabilities	10,854	12,045

Other long-term liabilities, less current maturities	1,215	1,277
Long-term debt, less current maturities	1,762	1,833

Total other long-term liabilities, less current maturities	2,977	3,110

Total liabilities	13,831	15,155

Shareholders’ equity:
Undesignated stock; 1,833,000 and 4,000,000 shares authorized; none issued	—	—
Convertible preferred stock, $.05 par; 167,000 shares authorized; 130,538 outstanding; liquidation preference at $26.00 per share (total liquidation preference $3.4 million)	7	—
Common stock, $.05 par; 11,000,000 shares authorized; 8,394,000 and 8,357,000 shares issued and outstanding	420	418
Paid-in capital	26,771	22,426
Accumulated deficit	(13,373)	(12,452)
Notes receivable-related parties-former officers and directors	(207)	(435)

Total shareholders’ equity	13,618	9,957

Total liabilities and shareholders’ equity	$27,449	$25,112

See accompanying notes to unaudited consolidated financial statements.

HEI, Inc.
Consolidated Statements of Operations (Unaudited)

	Three Months Ended		Nine Months Ended

	May 28,	May 29,	May 28,	May 29,
	2005	2004	2005	2004

	(In thousands, except per share data)
Net sales	$13,755	$11,131	$41,563	$32,042
Cost of sales	11,185	9,980	33,170	29,376

Gross profit	2,570	1,151	8,393	2,666

Operating expenses:
Selling, general and administrative	1,995	1,999	6,381	5,817
Research, development and engineering	690	737	2,462	2,316
Gain on claim settlement	(300)	—	(300)	—
Costs related to investigation	—	94	—	851

Operating income (loss)	185	(1,679)	(150)	(6,318)

Other income (expenses):
Interest expense	(148)	(60)	(498)	(227)
Gain on prepayment of promissory note	—	—	—	472
Litigation recovery	—	687	481	799
Other income (expense), net	236	23	318	23

Income (loss) before income taxes	273	(1,029)	151	(5,251)
Income taxes	—	—	—	—

Net income (loss)	$273	$(1,029)	$151	$(5,251)

Deemed dividend on Preferred Stock	$1,072	$—	$1,072	$—

Net loss attributable to common stock holders	$(799)	$(1,029)	$(921)	$(5,251)

Earnings (loss) per common share:
Basic & Diluted:
Net Income (loss)	$0.03	$(0.12)	$0.02	$(0.70)
Deemed dividend on Preferred Stock	$(0.13)	$—	$(0.13)	$—

Net loss attributable to common stock holders	$(0.10)	$(0.12)	$(0.11)	$(0.70)

Weighted average common shares outstanding:
Basic	8,381	8,310	8,365	7,533
Diluted	8,381	8,310	8,365	7,533
See accompanying notes to unaudited consolidated financial statements.

HEI, Inc.
Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended

	May 28,	May 29,
	2005	2004

	(In thousands)
Cash flow from operating activities:
Net income (loss)	$151	$(5,251)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,893	2,054
Accounts receivable allowance	—	(20)
Loss on disposal of property and equipment	40	18
Gain on prepayment of promissory note	—	(472)
Changes in operating assets and liabilities:
Restricted cash related to deferred litigation	481	(562)
Accounts receivable	(1,560)	(724)
Inventories	(1,528)	(60)
Other current assets	261	(46)
Other assets	(14)	(22)
Accounts payable	309	2,387
Accrued liabilities and other long-term liabilities	(283)	(943)

Net cash flow used in operating activities	(250)	(3,641)

Additions to property and equipment	(1,519)	(520)
Proceeds from sale of assets	—	17
Additions to patents	(80)	(64)
Sale of technology	—	323

Net cash flow provided by (used in) investing activities	(1,599)	(244)

Cash flow from financing activities:
Proceeds from issuance of stock, net	3,280	3,374
Note repayment	227	70
Proceeds from long-term debt	—	2,200
Repayment of long-term debt	(40)	(2,523)
Net borrowings (repayments) on line of credit	(1,310)	294

Net cash flow provided by financing activities	2,157	3,415

Net increase (decrease) in cash and cash equivalents	308	(470)
Cash and cash equivalents, beginning of period	200	806

Cash and cash equivalents, end of period	$508	$336

Supplemental disclosures of cash flow information:
Interest paid	$498	$210

Deemed dividend on preferred stock	$1,072	$—

Capital lease obligations related to property and equipment	$250	$—

See accompanying notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

(1)	Basis of Financial Statement Presentation
      The accompanying unaudited interim consolidated financial statements have been prepared by HEI, Inc. pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These financial statements contain all normal recurring adjustments, which are, in our opinion, necessary for a fair presentation of the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
      Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. We believe, however, that the disclosures are adequate to make the information presented not misleading. The year-end balance sheet data was derived from audited financial statements but does not include all disclosures required by GAAP. These unaudited interim consolidated financial statements should be read in conjunction with the financial statements and accompanying notes included in our Annual Report on Form 10-K for our fiscal year ended August 31, 2004 (“Fiscal 2004”). Interim results of operations for the three-and nine-month periods ended May 28, 2005, may not necessarily be indicative of the results to be expected for the full year.
      The unaudited interim consolidated financial statements include our accounts and the accounts of our wholly owned subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.
      Our quarterly periods end on the Saturday closest to the end of each quarter of our fiscal year ending August 31.
     Summary of Significant Accounting Policies
      Revenue Recognition. Revenue for manufacturing and assembly contracts is generally recognized upon shipment to the customer which represents the point at which the risks and rewards of ownership have been transferred to the customer. We have a limited number of customer arrangements with customers which require that we retain ownership of inventory until it has been received by the customer, until it is accepted by the customer, or in one instance, until the customer places the inventory into production at its facility. There are no additional obligations or other rights of return associated with these agreements. Accordingly, revenue for these arrangements is recognized upon receipt by the customer, upon acceptance by the customer or when the inventory is utilized by the customer in its manufacturing process. Our Advanced Medical Operations (“AMO”) provides service contracts for some of its products. Billings for services contracts are based on published renewal rates and revenue is recognized on a straight-line basis over the service period.
      AMO’s development contracts are discrete time and materials projects that generally do not involve separate deliverables. Development contract revenue is recognized ratably as development activities occur based on contractual per hour and material reimbursement rates. Development contracts are an interactive process with customers as different design and functionality is contemplated during the design phase. Upon reaching the contractual billing maximums, we defer revenue until contract extensions or purchase orders are received from customers. We occasionally have contractual arrangements in which part or all of the payment or billing is contingent upon achieving milestones or customer acceptance. For those contracts we evaluate whether the contract should be accounted using the completed contract method, as the term of the arrangement is short-term, or using the percentage of completion method for longer-term contracts.
      Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Private Placement of Preferred Stock and Deemed Dividend

Sale of Preferred Stock
      On May 9, 2005, we completed the sale of 130,538 shares of our Series A convertible preferred stock, referred to as preferred stock, in a private placement to a group of institutional and accredited investors. Gross proceeds to us from the offering were $3.4 million. Each share of preferred stock is convertible into ten shares of our common stock, which in the aggregate would represent an additional 1,305,380 shares of common stock. The purchase price of the preferred stock was $26.00 per share. In connection with the financing, we also issued to the investors and the agent five-year warrants to purchase up to 527,152 shares of common stock at an exercise price of $3.05 per share. If the warrant holders exercise the warrants in full we would receive an additional approximately $1.6 million in cash proceeds. There are no dividend, coupon or redemption rights associated with our preferred stock; however our preferred stock includes a liquidation preference. We have agreed to register for resale by the investors the common stock issuable upon conversion of the preferred stock. The preferred stock will not be separately registered or listed on The Nasdaq Stock Market, Inc. We paid a $25 fee and issued warrants to purchase 25,000 shares of our common stock at an exercise price of $3.05 per share as compensation to the placement agent who assisted in the private placement.
      In the event that the Company liquidates or dissolves, the holders of each outstanding share of preferred stock will be entitled to receive an amount equal to $26.00 per share, plus any declared but unpaid dividends, in preference to the holders of our common stock or any other class of our capital stock ranking junior to our preferred stock. After the full payment of the preference amount to the holders of our preferred stock, and provision or payment of our debts and other liabilities, our remaining assets or property are distributable upon such liquidation shall be distributed pro rata among the holders of our common stock.

Deemed Dividend on Preferred Stock
      In view of the fact that the preferred stock contains an embedded beneficial conversion feature, we have recorded a deemed dividend on preferred stock in our financial statements for the quarterly period ended May 28, 2005. This non-cash dividend is to reflect the implied economic value to the preferred stockholders of being able to convert their shares into common stock at a price which is in excess of the fair value of the preferred stock. In order to determine the dividend value, we allocated the proceeds of the offering between preferred stock and the common stock warrants that were issued as part of the offering based on their relative fair values. The fair value allocated to the warrants of $850 was recorded as equity. The fair value allocated to the preferred stock of $2,550 together with the original conversion terms were used to calculate the value of the deemed dividend on the preferred stock of $1,072 at the date of issuance of the preferred stock. This amount has been charged to accumulated deficit with the offsetting credit to additional paid-in-capital. We have treated the deemed dividend on preferred stock as a reconciling item on the statement of operations to adjust our reported net income (loss) to “net income (loss) available to common stockholders.”

(3)	Liquidity
      The accompanying unaudited consolidated financial statements have been prepared assuming that the realization of assets and the satisfaction of liabilities will occur in the normal course of business. We generated net income of $151 for the nine months ended May 28, 2005. We incurred a net loss of $7,009 for the year ended August 31, 2004.
      We have historically financed our operations through the public and private sale of equity securities, bank borrowings, operating equipment leases and cash generated by operations.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At May 28, 2005, our sources of liquidity consisted of $508 of cash and cash equivalents and our accounts receivable agreement (“Credit Agreement”) with Beacon Bank of Shorewood, Minnesota. The Credit Agreement, as amended, extends through September 1, 2006 and provides borrowing capacity up to $5,000, subject to availability based on accounts receivable. There was no amounts outstanding debt under the Credit Agreement at May 28, 2005.
      Our liquidity is affected by many factors, some of which are based on the normal ongoing operations of our business, and the most significant of which include the timing of the collection of receivables, the level of inventories and capital expenditures and maintaining of debt compliance. The losses due to the operational problems encountered throughout Fiscal 2004 strained our cash flows and consumed much of the additional funds raised in the year including the proceeds from our private placement of common stock and the collection of monies from the judgments against our former Chief Executive Officer, President and Chairman. Over the past six months, our revenue growth has required a substantial increase in accounts receivable, inventory and other working capital. We have taken various actions operationally which has resulted in a substantial reduction in our losses. We are implementing other actions in order to return to profitability in our fiscal year ending August 31, 2005 (“Fiscal 2005”) including, but not limited to, production improvement initiatives and continuing progress in understanding key drivers via systems upgrades that will improve management decision making. In addition to the operational improvements, we continue to scrutinize our cost structure for savings.
      In the event cash flows are not sufficient to fund operations at the present level measures can be taken to reduce the expenditure levels including but not limited to reduction of spending for research and development, elimination of budgeted raises, and reduction of certain employees. Our lending arrangements contain debt covenants, several of which we did not maintain in Fiscal 2004 and early Fiscal 2005. We have received waivers for these violations. We do not foresee any violations of debt agreements, as amended, for the remainder of Fiscal 2005. We will be required to maintain a debt service coverage ratio of 1.2 to 1 beginning in the quarter ending February 28, 2006 calculated based on operating results for the preceeding twelve month period.
      During Fiscal 2005, we intend to spend approximately $1.8 million for manufacturing equipment, computer software and to make minor facility improvements. These additions, if made, are expected to increase efficiency through the further integration of the AMO operations and increase manufacturing capacity to meet anticipated production requirements and add technological capabilities. It is expected that these expenditures will be funded from operations, existing cash and cash equivalents and available debt financing for the next 12 months. In the event there is insufficient capital funds for this spending it will be deferred into the future which may impact our ability to integrate the operations of all facilities and may prevent us from increasing manufacturing capacity.
      Management believes that, as a result of the financial restructuring actions it has taken in Fiscal 2005 and Fiscal 2004 to reduce cash expenditures, the continuing efforts to increase revenues from continuing customers and to generate new customers in various market sectors, the recent sale of preferred stock and the extension and increase of our accounts receivable agreement with Beacon Bank, referred to as the Credit Agreement, we expect to meet our operational working capital and investment requirements for the next 12 months. If there is a need for additional capital to meet our short and long-term objectives, we believe that other sources of financing are available including sales of common stock or our undesignated stock, additional external borrowing, customer or vendor financing or investments by strategic partners. There can be no assurance that additional capital will be available to us or on terms that are acceptable.

(4)	Stock Based Compensation
      We apply the intrinsic-value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for the issuance of stock incentives to employees and directors. No compensation expense related to employees’ and directors’ stock incentives

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
has been recognized in the financial statements, as all options granted under stock incentive plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Had we applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” to stock based employee compensation, our net income (loss) per share would have increased to the pro forma amounts indicated below:

	Three Months Ended		Nine Months Ended

	May 28,	May 29,	May 28,	May 29,
	2005	2004	2005	2004

Net loss attributable to common stockholders as reported	$(799)	$(1,029)	$(921)	$(5,251)
Add: Stock-based employee compensation included in reported net income, net of related tax effects	—	—	—	—
Deduct: Total stock-based employee compensation income (expense) determined under fair value based method for all awards	(259)	(461)	(1,074)	(1,368)

Net loss pro forma	$(1,058)	$(1,490)	$(1,995)	$(6,619)

Basic and diluted net loss per share attributable to common stockholders as reported	$(0.10)	$(0.12)	$(0.11)	$(0.70)
Stock-based compensation income (expense)	(0.03)	(0.06)	(0.13)	(0.18)

Basic and diluted net loss per share pro forma	$(0.13)	$(0.18)	$(0.24)	$(0.88)

      There were 80,000 options granted under our stock option plans during the three and nine-months ended May 28, 2005.

(5)	Developed Technology
      Amortization expense for developed technology for the three months and nine months ended May 28, 2005 was $31 and $92, respectively, and for the three months and nine months ended May 29, 2004, was $26 and $84, respectively. Amortization expense is estimated to be $124 during our fiscal year ending August 31, 2005, $57 during our fiscal year ending August 31, 2006 and $4 thereafter.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	Other Financial Statement Data
      The following provides additional information concerning selected consolidated balance sheet accounts at May 28, 2005 and August 31, 2004:

	May 28,	August 31,
	2005	2004

Inventories:
Purchased parts	$6,020	$4,673
Work in process	865	789
Finished goods	1,430	1,325

	$8,315	$6,787

Accrued Liabilities:
Employee related costs	$1,198	$1,474
Deferred revenue	260	804
Customer deposits	1,891	418
Current maturities of long-term liabilities	309	805
Warranty reserve	223	139
Other accrued liabilities	567	1,029

	$4,448	$4,669

Other long-term liabilities:
Remaining lease obligation, less estimated sublease proceeds	$946	$1,471
Unfavorable operating lease, net	578	611

Total	$1,524	$2,082
Less current maturities	309	805

Total other long-term liabilities	$1,215	$1,277

(7)	Warranty Obligations
      Sales of our products are subject to limited warranty guarantees that typically extend for a period of twelve months from the date of manufacture. Warranty terms are included in customer contracts under which we are obligated to repair or replace any components or assemblies deemed defective due to workmanship or materials. We do, however, reserve the right to reject warranty claims where we determine that failure is due to normal wear, customer modifications, improper maintenance, or misuse. Warranty provisions are based on estimated returns and warranty expenses applied to current period revenue and historical warranty incidence over the preceding twelve-month period. Both the experience and the warranty liability are evaluated on an ongoing basis for adequacy. Warranty provisions and claims for the first nine months and three months of Fiscal 2005 and Fiscal 2004 were as follows:

	Beginning	Warranty	Warranty	Ending
	Balance	Provisions	Claims	Balance

For the Three Months Ended
May 28, 2005	$160	$90	$27	$223
May 29, 2004	$163	$0	$0	$163
For the Nine Months Ended
May 28, 2005	$139	$174	$90	$223
May 29, 2004	$122	$128	$87	$163

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)	Long-Term Debt
      Our long-term debt consists of the following:

	May 28,	August 31,
	2005	2004

Commerce Bank mortgage payable in monthly installments of principal and interest of $9 based on a twenty-year amortization with a final payment of approximately $980 due in November 2009; collateralized by our Victoria facility	$1,149	$1,174
Commerce Financial Group, Inc. equipment loan payable in fixed monthly principal and interest installments of $28 through September 2007; collateralized by our Victoria facility and equipment located at our Tempe facility	715	916
Capital lease obligation; collateralized with equipment	292	34
Commercial loans payable in fixed monthly principal installments of $1 through May 2009; collateralized with certain machinery and equipment	24	33
Commercial loans payable in fixed monthly principal installments of $12 through July 2005; collateralized with certain machinery and equipment	15	79

Total	2,195	2,236
Less current maturities	433	403

Total long-term debt	$1,762	$1,833

      In Fiscal 2004, we obtained two separate loans in the aggregate amount of $2,350 under new Term Loan Agreements with Commerce Bank, a Minnesota state banking association, and its affiliate, Commerce Financial Group, Inc., a Minnesota corporation. The first note, with Commerce Bank, in the amount of $1,200 was executed on October 14, 2003. This note is collateralized by our Victoria, Minnesota facility. The term of the first note is six years. The original interest rate on this note was a nominal rate of 6.50% per annum for the first three years, and thereafter the interest rate will be adjusted on the first date of the fourth loan year to a nominal rate per annum equal to the then Three Year Treasury Base Rate (as defined) plus 3.00%; provided, however, that in no event will the interest rate be less than the Prime Rate plus 1.0% per annum. Monthly payment of principal and interest will be based on a twenty-year amortization with a final payment of approximately $980 due on November 1, 2009. The second note, with Commerce Financial Group, Inc., in the amount of $1,150 was executed on October 28, 2003. The second note is collateralized by our Victoria facility and equipment located at our Tempe facility. The term of the second note is four years. The original interest rate on this note was of 8.975% per year through September 27, 2007. During the first quarter of Fiscal 2005, we violated two covenants of these term loan agreements and were likely to be in violation of a third covenant as of the end of our second quarter ended May 28, 2005. As a result, in December 2004, we entered into waivers and amendments with Commerce Bank and Commerce Financial Group, Inc., respectively, effective as of November 30, 2004, to address the actual and potential covenant violations. The waivers and amendments increased the interest rate to be paid under the Commerce Bank note beginning March 1, 2005, to and including October 31, 2006, from 6.5% to 7.5%, and increased the interest rate to be paid under the Commerce Financial Group, Inc. note beginning March 1, 2005, to and including September 28, 2007, from 8.975% to 9.975%. Monthly payments of principal and interest in the amount of $28 are paid over a forty-eight month period beginning on October 28, 2003.
      In the third quarter we entered into two leases to finance the acquisition of two pieces of equipment. The total capital cost of the equipment is approximately $250. The leases are for a three year term and enable us to renew the lease at the end of the term or to purchase the equipment at a price not to exceed 20% of the original acquisition price.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)	Line of Credit
      We entered into a Credit Agreement which, as amended, expires on January 1, 2006 and has a maximum borrowing capacity of $5,000, subject to availability based on accounts receivable. The Credit Agreement is an accounts receivable backed facility and is additionally collateralized by inventory, intellectual property and other general intangibles. The Credit Agreement is not subject to any restrictive financial covenants. There was no balance outstanding on the line of credit as of May 28, 2005 and $1,310 was outstanding on August 31, 2004. The Credit Agreement bears an immediate processing fee of 0.50% of each assigned amount, a daily per diem equal to 1/25% on any uncollected accounts receivable and a monthly minimum of $1.5 in processing fees for the first six months the Credit Agreement is in place. Borrowings are reduced as collections and payments are received into a lock box by the bank. The effective interest rate based on our average DSO of 58 days would be 17.9% annualized. During the first quarter of Fiscal 2005, we violated one covenant of the Credit Agreement and were likely to be in violation of a second covenant. As a result, in December 2004, we entered into waivers and amendments with Beacon Bank to address the actual and potential covenant violations.
      On July 7, 2005 we entered into an amendment of this agreement which revised the interest rate to Prime plus 2.75% and extended the term of the agreement to September 1, 2006. The maximum borrowing capacity remains at $5.0 million, subject to availability based on our accounts receivable balances, and there is an immediate discount of .85% for processing. The Credit Agreement continues to be collateralized by our accounts receivable, inventory and general intangibles.

(10)	Deferred Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of our deferred tax assets and liabilities consist of timing differences related to allowance for doubtful accounts, depreciation, reserves for excess and obsolete inventory, accrued warranty reserves, and the future benefit associated with Federal and state net operating loss carryforwards. A valuation allowance has been set at approximately $7,450 and $7,650, at May 28, 2005, and August 31, 2004, respectively, because of uncertainties related to the ability to utilize certain Federal and state net loss carryforwards as determined in accordance with GAAP. The valuation allowance is based on estimates of taxable income by jurisdiction and the period over which our deferred tax assets are recoverable.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11)	Net Income (Loss) per Share Computation
      The components of net income (loss) per basic and diluted share are as follows:

	Three Months Ended		Nine Months Ended

	May 28,	May 29,	May 28,	May 29,
	2005	2004	2005	2004

Basic:
Net income (loss)	$273	$(1,029)	$151	$(5,251)
Net loss attributable to common stockholders	$(799)	$(1,029)	$(921)	$(5,251)
Net income (loss) per share	$0.03	$(0.12)	$0.02	$(0.70)
Net loss attributable to common stockholders per share	$(0.10)	$(0.12)	$(0.11)	$(0.70)
Weighted average number of common shares outstanding	8,381	8,310	8,365	7,533
Diluted:
Net income (loss)	$273	$(1,029)	$151	$(5,251)
Net loss attributable to common stockholders	$(799)	$(1,029)	$(921)	$(5,251)
Net income (loss) per share	$0.03	$(0.19)	$0.02	$(0.70)
Net loss attributable to common stockholders per share	$(0.10)	$(0.12)	$(0.11)	$(0.70)
Weighted average number of common shares outstanding	8,381	8,310	8,365	7,533
Assumed conversion of preferred stock	—	—	—	—
Assumed conversion of stock options	—	—	—	—
Weighted average common and assumed conversion shares	8,381	8,310	8,365	7,533

      Approximately 2,366,677 and 1,810,650 shares of our common stock under stock options and warrants have been excluded from the calculation of diluted net income (loss) per common share as they are antidilutive for the three-and nine-month period ended May 28, 2005 and May 29, 2004, respectively.

(12)	Notes Receivable Related Parties — Officers and Former Directors and Transactions with Former CEO

Notes Receivable — Related Parties — Officers and Former Directors
      We recorded notes receivable from certain officers and directors in connection with the exercise of stock options. These notes as amended provide for full recourse to the individuals, bear interest at prime with the exception of one individual at prime plus 1/2 per annum and have a term of five years with interest only payments in the first two years and annual principal and interest installments thereafter through April 2, 2006. The unpaid portion of these notes receivable are classified as a reduction to shareholders’ equity on the consolidated balance sheet.
      Edwin W. Finch, III, our former director, missed a payment of $93 in principal and interest under his promissory note to us, which was due on April 2, 2004. Mr. Finch withheld payment on his note because he claimed that we owed him payments under an employment agreement with him. On October 15, 2004, the parties settled the dispute regarding the employment agreement and the note, and Mr. Finch subsequently satisfied his obligation for the payment he withheld. We recorded a write-off of $64 related to this settlement in Fiscal 2004. We received the remaining $20 related to this payment in the first quarter of Fiscal 2005.
      As of May 28, 2005, the principal portion of the notes receivable was $208. All principal and interest payments that were due on April 2, 2005 have been received by the Company.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Anthony J. Fant Litigation
      On June 30, 2003, we commenced litigation against Anthony J. Fant, our former Chairman of the Board, Chief Executive Officer and President, in the State of Minnesota, Hennepin County District Court, Fourth Judicial District. The complaint alleged breach of contract, conversion, breach of fiduciary duty, unjust enrichment and corporate waste resulting from, among other things, Mr. Fant’s default on his promissory note to us and other loans and certain other matters. On August 12, 2003, we obtained a judgment against Mr. Fant on the breach of contract count in the amount of approximately $606. On November 24, 2003, the Court granted an additional judgment to us against Mr. Fant in the amount of approximately $993 on the basis of our conversion, breach of fiduciary duty, unjust enrichment and corporate waste claims. On March 29, 2004, we obtained a third judgment against Mr. Fant relating to our claims for damages for conversion, breach of fiduciary duty, and our legal and special investigation costs in the amount of approximately $656. As of May 28, 2005, the total combined judgment against Mr. Fant was approximately $2,255.
      We have obtained, through garnishments, in excess of approximately $112 from Mr. Fant’s accounts that was recognized as a recovery in the second quarter of Fiscal 2004. We have also caused to be sold common stock previously held by Mr. Fant, $634 of the proceeds from that sale reduced judgments against Mr. Fant. We obtained approximately $49 from other garnishments that were recognized as a recovery in the third quarter of Fiscal 2004. In May 2004, we caused to be sold additional common stock previously held by Mr. Fant, $472 of the proceeds from that sale reduced judgments against Mr. Fant. This judgment recovery was recorded as income in the fourth quarter of Fiscal 2004. In June 2004, we obtained $481 through a garnishment of assets previously held by Mr. Fant which we recorded as income in the first quarter of Fiscal 2005. As of May 28, 2005, we have collected approximately $1,748, which partially reduces our total judgment against Mr. Fant. We continue to seek to collect on our remaining judgment amount in Minnesota and other states where it is believed that Mr. Fant may have non-exempt and unencumbered assets. There is no assurance that we will be able to collect the full amounts of our judgments against Mr. Fant.

Total Judgments:		$2,255

Proceeds:
Garnishments		642
Sale of stock — reducing judgments	1,106
Sale of stock — fees paid	94

Total proceeds from sale of stock		1,200

Litigation recoveries		$1,842

(13)	Major Customers
      There were no customers where net sales represented over 10% of our revenue for the three months and nine months ended May 28, 2005. For the three months ended May 29, 2004 one customer accounted for 14% and a second customer accounted for 10% of net sales. For the nine months ended May 29, 2004 there was one customer that accounted for 15% of net sales and another customer that accounted for 12% of net sales.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14)	Geographic Data
      Sales to customers by geographic region as a percentage of net sales are as follows:

	Three Months Ended May 28				Nine Months Ended May 28

	2005		2004		2005		2004

		% of		% of		% of		% of
	Dollars	Sales	Dollars	Sales	Dollars	Sales	Dollars	Sales

United States	$9,344	68%	$7,947	71%	$28,939	70%	$21,176	66%
Canada/ Mexico	799	6%	1,200	11%	3,249	8%	3,925	12%
Europe	1,673	12%	707	6%	4,000	10%	3,261	10%
Asia-Pacific	1,928	14%	1,272	11%	5,135	12%	3,656	11%
South America	11	0%	5	0%	240	1%	24	0%

Total	$13,755		$11,131		$41,563		$32,042

(15)	Segments
      Microelectronics Operations: This segment consists of three facilities — Victoria, Chanhassen, and Tempe — that design, manufacture and sell ultra miniature microelectronic devices and high technology products incorporating these devices.
      Advanced Medical Operations: This segment consists of our Boulder facility that provides design and manufacturing outsourcing of complex electronic and electromechanical medical devices.
      Segment information is as follows:

	Three Months Ended May 28, 2005			Nine Months Ended May 28, 2005

		Advanced			Advanced
	Microelectronics	Medical		Microelectronics	Medical
	Operations	Operations	Total	Operations	Operations	Total

Net sales	$8,150	$5,605	$13,755	$24,188	$17,375	$41,563
Gross profit	1,356	1,214	2,570	4,130	4,263	8,393
Operating income (loss)	(481)	666	185	(1,567)	1,417	(150)
Total assets	19,379	8,070	27,449	19,379	8,070	27,449
Depreciation and Amortization	484	102	586	1,590	303	1,893
Capital expenditures	741	10	751	1,554	45	1,599

	Three Months Ended May 29, 2004			Nine Months Ended May 29, 2004

		Advanced			Advanced
	Microelectronics	Medical		Microelectronics	Medical
	Operations	Operations	Total	Operations	Operations	Total

Net sales	$6,077	$5,054	$11,131	$16,516	$15,526	$32,042
Gross profit	303	848	1,151	(360)	3,026	2,666
Operating income (loss)	(1,438)	(241)	(1,679)	(6,118)	(200)	(6,318)
Total assets	17,071	8,796	25,867	17,071	8,796	25,867
Depreciation and amortization	599	108	707	1,762	292	2,054
Capital expenditures	233	42	275	454	130	584

(16)	Commitments and Contingencies
      We lease a 152,022 square foot facility in Boulder, Colorado for our AMO. On September 27, 2004, this facility was sold by Eastside Properties, LLC to Titan Real Estate Investment Group, Inc., referred to as Titan. On October 1, 2004, we signed a 15-year new lease with Titan’s affiliate, Boulder Investor’s

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
LLC, at substantially reduced rental rates. Under the terms of the new lease, $1,350 of our deposit will be refunded to us if after completing four consecutive quarters of positive EBIDTA, as derived from our financial statements and verified by an independent third party accountant, we deliver to our landlord the greater of 100,000 shares of our common stock or 0.11% of the outstanding shares of our common stock. As a part of the purchase accounting for the acquisition of our AMO, we had established a $3,110 reserve relating to the future estimated lease payments of our Boulder facility. Currently, we occupy approximately 100,000 square feet of the facility and 50,000 is unimproved vacant space. The lease provides for two options to extend the 15-year lease for a period of five years each as defined in the lease agreement. In April 2005, we entered into a ten year sub-lease of approximately 25,000 square feet of vacant space in this facility. This lease provides for rental payments and reimbursement of operating costs of approximately $0.3 million commencing in January 2006. We are continuing to look for sublease tenants for the remaining 25,000 square feet of vacant space.

(17)	Gain on claim settlement
      During the third quarter of Fiscal 2005, we entered into a settlement agreement related to an outstanding claim against the seller of the AMO operations that we acquired in January 2003. The net effect of this settlement, after offsetting legal and other related costs was a gain of $300,000. All the cash related to this settlement was received in the third quarter of Fiscal 2005.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations
      (In thousands, except share and per share data)
Overview
      We provide a comprehensive range of engineering, product design, automation and test, manufacturing, distribution, and fulfillment services and solutions to our customers in the hearing, medical device, medical equipment, communications, computing and industrial equipment industries. We provide these services and solutions on a global basis through integrated facilities in North America. These services and solutions support our customers’ products from initial product development and design through manufacturing to worldwide distribution and aftermarket support. We leverage our various technology platforms and internal manufacturing capacity to provide bundled solutions to the markets served. Our current focus is on managing costs and integration of our business operating units.
      The following discussion highlights the significant factors affecting changes in our results of operations and financial condition. This review should be read in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the fiscal year ended August 31, 2004.
Results of Operations
     Three and Nine months ended May 28, 2005 and May 29, 2004:
      The following table indicates the dollars and percentages of total revenues represented by the selected items in our unaudited consolidated statements of operations:
Selected Operating Results

	Three Months Ended				Nine Months Ended

	May 28,		May 29,		May 28,		May 29,
	2005		2004		2005		2004

Net sales	$13,755	100%	$11,131	100%	$41,563	100%	$32,042	100%
Cost of sales	11,185	81%	9,980	90%	33,170	80%	29,376	92%

Gross profit	2,570	19%	1,151	10%	8,393	20%	2,666	8%
Operating expenses	2,385	17%	2,830	25%	8,543	21%	8,984	28%

Operating loss	185	1%	(1,679)	(15)%	(150)	(1)%	(6,318)	(20)%
Other income (expense)	88	1%	650	6%	301	1%	1,067	3%

Net income (loss)	$273	2%	$(1,029)	(9)%	$151	1%	$(5,251)	(17)%

Net Sales
      Net sales in the third quarter of Fiscal 2005 were $13,755, an increase of $2,624, or 24%, from the comparable quarter last year. Net sales for the nine-months ended May 28, 2005 were $41,563 or an increase of 30% over sales of $32,042 for the comparable period last year. This increase was driven by increases in sales in our primary markets of medical/hearing and communications products and improvements in our manufacturing capabilities to produce and ship more products in a quarter.
      Because sales are generally tied to the customers’ projected sales and production of the related product, our sales may be subject to uncontrollable fluctuations. Significant changes in sales to any one customer could have a significant impact on total sales. In addition, production from one customer may conclude while production for a new customer may not have begun or is not yet at full volume.

      At May 28, 2005, our backlog for future orders was approximately $16,600, compared to approximately $18,000 at August 31, 2004. This decrease primarily reflects an improvement in our manufacturing capabilities as we are able to reduce the time between order and shipment. Our backlog is not necessarily a firm commitment from our customers and can change, in some cases materially, beyond our control.
     Net sales by market are as follows:

	Three Months Ended		Nine Months Ended

	May 28,	May 29,	May 28,	May 29,
	2005	2004	2005	2004

Medical/ Hearing	$11,234	$9,159	$33,477	$26,954
Communications	1,224	839	4,486	1,807
Industrial	1,297	1,133	3,600	3,281

Total Net Sales	$13,755	$11,131	$41,563	$32,042

     Net sales analysis by market follows:
      Net sales to medical/hearing customers increased by $2,075 in the third quarter of Fiscal 2005 as compared with the third quarter of last fiscal year or an increase of 23%. For the nine month period of Fiscal 2005, sales in this market increased by $6,523 or 24%. This year sales in this market segment represented 81% of total net sales, as compared to 82% in both the three and nine month periods of Fiscal 2004. This increase is driven by sales to new customers, increases in sales to existing customers, particularly with respect to insulin pump components, and a return to historical sales levels of products for defibrillators and hearing aids. Sales into new markets, such as for glucose monitoring systems, also contributed to the sales increase in the quarter. In addition, improvements in our manufacturing processes and capacity enabled us to manufacture and ship more product in the quarter.
      Net sales to the communications products market increased $385 or 46% for the three-month period ended May 28, 2005, as compared to the third quarter of Fiscal 2004. For the nine month period, net sales to the communication products market increased $2,679 or 148%. The increases in both the three and nine month periods is largely a result of the improvement in the telecommunications markets and the realization of benefits from our much more narrowly focused sales efforts within the telecommunications market. Significant increases in sales for the quarter were in the areas of parallel optical interface assemblies and HEI modulator amplifiers.
      Net sales to the industrial products market represent 9% of our total net sales for the three and nine-month periods ended May 28, 2005, as compared to 10% for the three and nine-month periods ended May 29, 2004. Industrial sales for the third quarter of Fiscal 2005 increased 14% over the third quarter of the prior year. For the nine month period, industrial sales increased by 10% over the same period of the prior year. The slight increase in the revenue in this market is due to our efforts to maintain and grow our sales through active account management in this market as we focus on expanding our sales activity in our larger market segments.
Gross Profit
      Gross profit was $2,570 or 19% of net sales for the three-months ended May 28, 2005 as compared to $1,151 or 10% of net sales for the three-months ended May 29, 2004. For the nine-month periods, gross profit increased to $8,393 in Fiscal 2005 from $2,666 in Fiscal 2004 or an improvement of $5,727. The improvement in our gross profit was driven primarily by the increase in sales for both the three and nine-month periods in Fiscal 2005. In addition, during Fiscal 2005, we were able to realize the improvement in our gross profit margins that are the result of actions taken over the past year to improve our manufacturing efficiency. The primary reason for the improvement in our profit margins is that we were able to reduce the time to manufacture products in the quarter and thereby spread our fixed manufacturing costs over a larger amount of products. In addition, the new procedures implemented over the past year have resulted in improved yields, reduced scrap, and reduced overtime in our manufacturing department. Our gross margins, however, are heavily impacted by fluctuations in net sales, due to the fixed nature of many of our manufacturing costs, and by the mix of products manufactured in any particular quarter. In addition, the start up of new customer programs could adversely impact our margins as we implement the complex processes involved in the design and manufacture of ultra miniature microelectronic devices. We anticipate that our gross profit margins will remain relatively constant for the remainder of Fiscal 2005.
Operating Expenses

Selling, general and administrative expenses
      Selling, general and administrative expenses were $1,995 for the three-month period ended May 28, 2005, which is virtually the same as in the third quarter of Fiscal 2004. As a percentage of net sales, selling, general and administrative expenses decreased to 15% for the three-month period ended May 28, 2005, as compared to 18% for the comparable period last year. For the nine-month period, selling, general and administrative expenses increased $564 or 10% in Fiscal 2005 as compared with the same period in Fiscal 2004. This increase is due to higher levels of legal and accounting expenses associated with the completion of our Fiscal 2004 audit, filing of our Annual Report on Form 10-K, meetings with NASDAQ about our listing status and other internal control related activities including costs associated with Sarbanes-Oxley requirements. As a percentage of net sales, selling, general and administrative expenses decreased to 15% for the nine-month period ended May 28, 2005 versus 18% for the same period in Fiscal 2004. The decreases in these costs as a percentage of sales is related to the growth in our revenues for both the three and nine month periods. We expect that our selling, general and administrative expenses will remain flat or increase slightly in the upcoming quarters.

Research, development, and engineering expenses
      Research, development, and engineering expenses decreased $47 or 6% for the third quarter of Fiscal 2005 as compared to the third quarter of Fiscal 2004. For the nine-months of Fiscal 2005, research, development and engineering expenses increased $146 or 3% as compared with the first nine months of Fiscal 2004. This increase is the result of expanded design and development efforts associated with new customer programs and increased efforts to enhance our proprietary products and manufacturing processes. As a percentage of net sales, research, development, and engineering expenses were 5% and 6% for the three and nine-month periods ended May 28, 2005, respectively. In Fiscal 2004, research, development and engineering expenses as a percentage of net sales were 6% and 7% for the three and nine-month periods, respectively. The decrease of these expenses as a percentage of net sales in Fiscal 2005 is a result of the growth in our revenue base and our continued efforts to balance our commitment to maintain research and development efforts with our revenue levels. We expect that our research, development and engineering expenses will remain at approximately the same quarterly levels.

Gain on claim settlement
      During the third quarter of Fiscal 2005, we entered into a settlement agreement related to an outstanding claim against the seller of the AMO operations that we acquired in January 2003. The net effect of this settlement, after offsetting legal and other related costs, was a gain of $300,000. All the cash related to this settlement was received in the third quarter of Fiscal 2005.

Costs related to investigation
      During the three and nine months of Fiscal 2004, we directly, and on behalf of the Special Committee of our Board of Directors, incurred outside legal and accounting costs of $94 and $851, respectively, in connection with our litigation against, and other issues involving, Anthony J. Fant, our former Chairman of the Board, Chief Executive Officer and President. See Note 12 to our unaudited consolidated financial statements. The Special Committee completed its investigation into such issues on December 14, 2003.
Other Income (Expense), Net
      Interest expense for the three and nine-month periods ended May 28, 2005 was $148 and $498, respectively, as compared with $60 and $227 for the three and nine-month periods ended May 29, 2004. The increase in interest expense in Fiscal 2005 is due to higher average borrowing levels associated with funding the growth in our working capital requirements. As a result of the increase in sales levels in Fiscal 2005, we have had increases in both accounts receivable and inventories, which have been funded by additional borrowings on our Credit Agreement. For the three months ended May 28, 2005, other income included a gain on recoveries on a previously written off note receivable of approximately $237. In addition, for the nine month period of Fiscal 2005, other income included a gain of $481 related to additional cash collections against the outstanding judgments against Mr. Fant. For the three and nine months of Fiscal 2004, other income included a gain of $687 and $799, respectively, related to cash collections against the outstanding judgments against Mr. Fant. For the nine-month period ended February 28, 2004, other income also included a gain of $472 recognized in connection with the prepayment of a promissory note.
Income Taxes
      We did not record a tax provision in Fiscal 2005 or Fiscal 2004 since we have unutilized net operating loss carryforwards from prior years which will be utilized to offset taxes associated with our income in the quarter. We have established a valuation allowance to fully reserve the deferred tax assets because of uncertainties related to our ability to utilize certain federal and state loss carryforwards as measured by GAAP. The economic benefits of our net operating loss carryforwards to future years will continue until expired.
Deemed Dividend on Preferred Stock
      In view of the fact that the preferred stock that was issued in the third quarter of Fiscal 2005 contained an embedded beneficial conversion feature, we recorded a deemed dividend on preferred stock in our financial statements for the quarterly period ended May 28, 2005. This non-cash dividend is to reflect the implied economic value to the preferred stockholders of being able to convert their shares into common stock at a price which is in excess of the fair value of the preferred stock. In order to determine the dividend value, we allocated the proceeds of the offering between preferred stock and the common stock warrants that were issued as part of the offering based on their relative fair values. The fair value allocated to the warrants of $850 was recorded as equity. The fair value allocated to the preferred stock of $2,550 together with the original conversion terms were used to calculate the value of the deemed dividend on the preferred stock of $1,072 at the date of issuance of the preferred stock. This amount has been charged to accumulated deficit with the offsetting credit to additional paid-in-capital. The deemed dividend on preferred stock is a reconciling item on the statement of operations to adjust reported net income (loss) to “net income (loss) available to common stockholders.”
FINANCIAL CONDITION AND LIQUIDITY
      The accompanying unaudited consolidated financial statements have been prepared assuming that the realization of our assets and the satisfaction of liabilities will occur in the normal course of business. We generated net income of $273 for the three months ended May 28, 2005 and of $151 for the first nine months of Fiscal 2005. We incurred a net loss of $7,009 for the year ended August 31, 2004.
      We have historically financed our operations through the public and private sale of equity securities, bank borrowings, operating equipment leases and cash generated by operations.
      On May 9, 2005, we completed the sale of 130,538 shares of our preferred stock in a private placement to a group of institutional and accredited investors. Gross proceeds to us from the offering was

$3.4 million. Each share of preferred stock is convertible into ten shares of our common stock, which in the aggregate would represent an additional 1,305,380 shares of common stock. The purchase price of the preferred stock was $26.00 per share. In connection with the financing, we also issued to the investors and the agent five-year warrants to purchase up to 527,152 shares of common stock at an exercise price of $3.05 per share. If the warrant holders exercise the warrants in full we would receive an additional approximately $1.6 million in cash proceeds. We utilized the proceeds of the sale of the preferred stock to repay our outstanding balances on our Credit Agreement and for other working capital purposes.
      At May 28, 2005, our sources of liquidity consisted of $508 of cash and cash equivalents and our Credit Agreement with Beacon Bank of Shorewood, Minnesota. The Credit Agreement, as amended, extends through September 1, 2006 and provides borrowing capacity of up to $5,000, subject to availability based on accounts receivable. There were no amounts outstanding under the Credit Agreement at May 28, 2005. We expect to utilize the borrowing facility in the near term for working capital purposes and to fund capital additions.
      Our liquidity is affected by many factors, some of which are based on the normal ongoing operations of our business, and the most significant of which include the timing of the collection of receivables, the level of inventories and capital expenditures and maintaining of debt compliance. The losses due to the operational problems encountered throughout Fiscal 2004 strained our cash flows and consumed much of the additional funds raised in the year including the proceeds from our private placement of common stock and the collection of monies from the judgments against our former Chief Executive Officer, President and Chairman. Over the past nine months, our revenue growth has required a substantial increase in accounts receivable, inventory and other working capital. We have taken various actions operationally which has resulted in a substantial reduction in our losses. We are implementing other actions in order to return to profitability in Fiscal 2005 including, but not limited to, production improvement initiatives and continuing progress in understanding key drivers via systems upgrades that will improve management decision making. In addition to the operational improvements, we continue to scrutinize our cost structure for savings. In October 2004, we entered into a new lease arrangement for our Boulder facility which is expected to reduce lease payments approximately $500 per year. There can be no assurance we will return to profitability in our fiscal year ending August 31, 2005.
      In the event cash flows are not sufficient to fund operations at the present level measures can be taken to reduce the expenditure levels including but not limited to reduction of spending for research and development, elimination of budgeted raises, and reduction of certain employees. Our lending arrangements contain debt covenants, several of which we did not maintain in Fiscal 2004 and early Fiscal 2005. We have received waivers for these violations. We do not foresee any violations of debt agreements, as amended, for the remainder of Fiscal 2005. We will be required to maintain a debt service coverage ratio of 1.2 to 1 beginning in the quarter ending February 28, 2006 on our term debt agreements.
      During Fiscal 2005, we intend to spend approximately $1.8 million for manufacturing equipment, computer software and to make minor facility improvements. These additions, if made, are expected to increase efficiency through the further integration of the Boulder operations and increase manufacturing capacity to meet anticipated production requirements and add technological capabilities. It is expected that these expenditures will be funded from operations, existing cash and cash equivalents and available debt financing for the next 12 months. In the event there is insufficient capital funds for this spending it will be deferred into the future which may impact our ability to integrate the operations of all facilities and may prevent us from increasing manufacturing capacity.
      Management believes that, as a result of the recent sale of preferred stock, the financial restructuring actions it has taken in Fiscal 2005 and Fiscal 2004 to reduce cash expenditures, the continuing efforts to increase revenues from continuing customers and to generate new customers in various market sectors, and the extension and increase of our Credit Agreement, we expect to meet our operational working capital and investment requirements for the next 12 months. If there is a need for additional capital to meet our short and long-term objectives, we believe that other sources of financing are available including sales of common stock or our undesignated stock, additional external borrowing, customer or vendor financing or investments by strategic partners. There can be no assurance that additional capital will be available to us or on terms that are acceptable.
Contractual Obligations
      In April 2005 we exercised our option to extend our lease on our Tempe, Arizona facility for a period of five years beyond the current expiration date of July 31, 2005. Base rent will be approximately $100 per year for the term of the lease.
New Accounting Pronouncements
      In June 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections”, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Earlier application is permitted for accounting changes and corrections of errors made occurring in fiscal years beginning after June 1, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company does not expect the adoption of SFAS No. 154 to have a material effect on its consolidated financial statements.
      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123(R), “Share-Based Payment”, which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all share-based awards granted on or after September 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of the effective date. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. We are evaluating the alternative methods for implementing SFAS No. 123(R). If we elect to implement SFAS No. 123(R) on September 1, 2005 using the modified prospective method, we expect that the impact on 2006 earnings will be in the range of $1.5 to $2.6 million.
CRITICAL ACCOUNTING POLICIES
      The accompanying consolidated financial statements are based on the selection and application of accounting principles generally accepted in the United States of America (“GAAP”), which require estimates and assumptions about future events that may affect the amounts reported in these financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. We believe that the following accounting policy as well as the policies included in our Annual Report on Form 10-K for our fiscal year ended August 31, 2004, may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from reported results.
      Revenue Recognition. Revenue for manufacturing and assembly contracts is generally recognized upon shipment to the customer which represents the point at which the risks and rewards of ownership have been transferred to the customer. We have a limited number of customer arrangements with customers which require that we retain ownership of inventory until it has been received by the customer, until it is accepted by the customer, or in one instance, until the customer places the inventory into production at its facility. There are no additional obligations or other rights of return associated with these agreements. Accordingly, revenue for these arrangements is recognized upon receipt by the customer, upon acceptance by the customer or when the inventory is utilized by the customer in its manufacturing process. Our AMO provides service contracts for some of its products. Billings for services contracts are based on published renewal rates and revenue is recognized on a straight-line basis over the service period.
      AMO’s development contracts are discrete time and materials projects that generally do not involve separate deliverables. Development contract revenue is recognized ratably as development activities occur based on contractual per hour and material reimbursement rates. Development contracts are an interactive process with customers as different design and functionality is contemplated during the design phase. Upon reaching the contractual billing maximums, we defer revenue until contract extensions or purchase orders are received from customers. We occasionally have contractual arrangements in which part or all of the payment or billing is contingent upon achieving milestones or customer acceptance. For those contracts we evaluate whether the contract should be accounted using the completed contract method, as the term of the arrangement is short-term, or using the percentage of completion method for longer-term contracts.

Forward-Looking Statements
      Some of the Information included in this Quarterly Report on Form 10-Q contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “intend,” “estimate,” “continue,” and similar words. You should read statements that contain these words carefully for the following reasons: such statements discuss our future expectations, such statements contain projections of future earnings or financial condition and such statements state other forward-looking information. Although it is important to communicate our expectations, there may be events in the future that we are not accurately able to predict or over which we have no control. The risk factors included in Item 7 of our Annual Report on Form 10-K for the fiscal year ended August 31, 2004 provide examples of such risks, uncertainties and events that may cause actual results to differ materially from our expectations and the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, as we undertake no obligation to update these forward-looking statements to reflect ensuing events or circumstances, or subsequent actual results.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
      (In thousands, except share and per share amounts)

Market Risk
      We do not have material exposure to market risk from fluctuations in foreign currency exchange rates because all sales are denominated in U.S. dollars.

Interest Rate Risk
      We are exposed to a floating interest rate risk from our Term Credit Facilities with Commerce Bank, a Minnesota state banking association, and, its affiliate, Commerce Financial Group, Inc., a Minnesota corporation. We obtained two separate loans in the aggregate amount of $2,350. The first note, with Commerce Bank, in the amount of $1,200, is collateralized by our Victoria, Minnesota facility. The term of the first note is six years and had an original interest rate of 6.50% per annum for the first three years. Thereafter the interest rate will be adjusted to the then Three Year Treasury Base Rate (as defined) plus 3.00%; provided, however, that in no event shall the interest rate be less than the Prime Rate plus 1.0% per annum. Monthly payments of principal and interest will be based on a twenty-year amortization with a final payment of approximately $980 due on November 1, 2009. In December 2004, we entered into amendments with Commerce Bank to address actual and potential covenant violations. As part of these amendments, the interest rate on this note was increased effective March 1, 2005, to and including October 31, 2006 from 6.5% to 7.5%. The second note, with Commerce Financial Group, Inc., in the amount of $1,150 was executed on October 28, 2003. The second note is collateralized by our Victoria facility and equipment located at our Tempe facility. The term of the second note is four years and had an original interest rate of 8.975% per year through September 27, 2007. Monthly payments of principal and interest in the amount of $28 will be paid over a forty-eight month period that began on October 28, 2003. In December 2004, we entered into amendments with Commerce Financial Group, Inc. to address actual and potential covenant violations. As part of these amendments, the interest rate on this note will be increased effective March 1, 2005, to and including September 28, 2007 from 8.975% to 9.975%. A change in interest rates is not expected to have a material adverse effect on our near-term financial condition or results of operation as the first note has a fixed rate for its first three years and the second note has a fixed rate for its term.

Item 4.	Controls and Procedures
      During the course of their audit of our consolidated financial statements for Fiscal 2004, which was completed on January 13, 2005 with the filing our Annual Report on Form 10-K for the year ended August 31, 2004, our former independent registered public accounting firm, KPMG LLP, advised management and the Audit Committee of our Board of Directors that they had identified three deficiencies in internal control which were considered to be “material weaknesses” as defined under standards established by the American Institute of Certified Public Accountants. The material weaknesses related to the following: (i) the lack of segregation of duties and financial oversight controls at our Boulder facility, which in aggregate created an ineffective control environment, (ii) several revenue recognition errors that were not discovered during our normal closing procedures, and (iii) financial reporting. On January 12, 2005, KPMG LLP also communicated to our Audit Committee reportable conditions related to (A) the lack of a formal journal entry approval process, and (B) the lack of access controls to our SAP system.
      Prior to the identification of such deficiencies, we had already undertaken, or were in the process of undertaking, a number of steps to establish a proper control environment, including:

•	the replacement of our Controller at the Boulder facility;

•	implementing the SAP system for all of our financial reporting, including our Boulder facility;

•	adding controls and moving control related functions to our Victoria facility to eliminate opportunities to override controls over cash, accounts receivable and accounts payable;

•	the training of our accounting personnel at a KPMG revenue recognition seminar;

•	providing revenue recognition training for contract administration personnel;

•	adding revenue recognition review and approval control functions;

•	adding staff to accommodate the changes required; and

•	evaluating access controls needed within the SAP system.
      We have discussed our corrective actions and future plans with our Audit Committee and we believe the actions outlined above have corrected the deficiencies in internal controls that are considered to be a material weakness.
      Our management team, including our Chief Executive Officer and President and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended as of the end of the period covered by this Form 10-Q. Based on such evaluation, our Chief Executive Officer and President and Chief Financial Officer have concluded that the disclosure controls and procedures did provide reasonable assurance of effectiveness as of the end of such period.

      We are currently in the process of reviewing and formalizing our internal controls and procedures for financial reporting in accordance with the Securities and Exchange Commission’s rules implementing the internal control reporting requirements included in Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”). Changes have been and will be made to our internal controls over financial reporting as a result of these efforts. We are dedicating significant resources, including senior management time and effort, and incurring substantial costs in connection with our ongoing Section 404 assessment. We are in the process of documenting our internal controls and considering whether any improvements are necessary for maintaining an effective control environment at our Company. The evaluation of our internal controls is being conducted under the direction of our senior management in consultation with an independent second party consulting firm. In addition, our senior management is regularly discussing any proposed improvements to our control environment with our Audit Committee. We expect to assess our controls and procedures on a regular basis. We will continue to work to improve our controls and procedures and to educate and train our employees on our existing controls and procedures in connection with our efforts to maintain an effective controls infrastructure at our Company. Despite the mobilization of significant resources for our Section 404 assessment, we, however, cannot provide any assurance that we will timely complete the evaluation of our internal controls or that, even if we do complete the evaluation of our internal controls, we do so in time to permit our independent registered public accounting firm to test our controls and timely complete their attestation procedures of our controls in a manner that will allow us to comply with applicable Securities and Exchange Commission rules and regulations, as recently revised, which call for compliance by the filing deadline for our Annual Report on Form 10-K for Fiscal 2006.
      In addition, there can be no assurances that our disclosure controls and procedures will detect or uncover all failure of persons with the Company to report material information otherwise required to be set forth in the reports that we file with the Securities and Exchange Commission.
PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
      On August 23, 2004, we commenced litigation against Colorado MEDtech, LLC, referred to as CMED LLC, its successor, Colorado MEDtech,Inc., referred to as CMED, and a related entity, CIVCO Holding, Inc. in the United States District Court for the District of Colorado. The complaint alleges breach of contract/warranty; several counts of fraud including misrepresentation, omission, and fraudulent transfer; civil conspiracy; and counts for alter ego and successor liability. On May 17, 2005 the parties entered into an agreement to settle this dispute whereby we received a cash payment of approximately $0.4 million.

Item 6.	Exhibits
Exhibits

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

HEI, Inc.

/s/ Timothy C. Clayton

Timothy C. Clayton
Chief Financial Office
Date: July 12, 2005

Exhibit Index

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Note 1

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	Note 1

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Note 1

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Note 1
Notes to Exhibits above:
      1. Filed as an exhibit to HEI, Inc.’s Quarterly Report on Form 10-Q for the quarter ended May 28, 2005, filed with the Securities and Exchange Commission on July 12, 2005, and incorporated herein by reference.